

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2026

Jin Ling
Chairman of the Board of Directors and Chief Executive Officer
Linxia Shidai Holdings Group Co., Ltd
RM D07, 8/F Kai Tak Fty Bldg
NO. 99, King Fuk, St San Po Kong
Hong Kong 999077

> **Re: Linxia Shidai Holdings Group Co., Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted June 26, 2026**
> **CIK No. 0002142297**

Dear Jin Ling:

Our preliminary review of your publicly filed submission indicates that it fails to comply with the requirements of the Securities Act of 1933, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your publicly filed submission may be relied upon for the purposes of Section 5(c) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the publicly filed submission and we will not issue comments on the publicly filed submission at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request acceleration of the effective date of the filing in its present form, we would likely recommend that the Commission deny your request.

Please contact Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services